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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



13013353

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING MAR 0 1 2013 WASH... 100...

SEC FILE NUMBER
8-52202

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____1/1/12_____ AND ENDING _____12/31/12_____
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brittany Capital Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue – 26th Floor

(No. and Street)

New York	NY	10103
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Mendez   (212) 265 - 6046

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP

(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Ste. 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I___Raymond Mendez_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Brittany Capital Group, Inc._____ , as

of __December 31_____, 2012, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

____Chief Financial Officer_____

Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of Segregation Requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brittany Capital Group, Inc.
666 Fifth Avenue, 26th Floor
New York, NY 10103
(212) 265-6046

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

****

Brittany Capital Group, Inc.
Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	30,905
Reimbursable receivable		1,029
Prepaid income taxes		655
Other assets		2,975
Total assets	$	35,564
Liabilities and stockholders' equity		
Accrued expenses	$	588
Stockholders' equity		
Common stock, no par value; 200 shares authorized,		
188 shares issued and 171 shares outstanding		103,350
Additional paid-in capital		1,900
Accumulated deficit		(50,299)
		54,951
Less: Treasury stock, at cost, 17 shares		(19,975)
Total stockholders' equity		34,976
Total liabilities and stockholders' equity	$	35,564

The accompanying notes are an integral part of this financial statement.

Brittany Capital Group, Inc.
Notes to Financial Statement
December 31, 2012

1. **General**

   Brittany Capital Group, Inc. (the "Company") is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

   The Company works with alternative asset managers, assisting them in raising capital from institutional investors. In addition, the Company provides corporate finance advisory services.

2. **Summary of Significant Accounting Policies**

   Revenue Recognition
   Fees are recorded when earned and related expenses are recorded when incurred.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Income Taxes
   Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the Company's assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities, net of any valuation allowance.

   The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2012, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows. The Company will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. federal and state income tax examinations for years before 2009.

3. **Cost Sharing Agreement**

   The Company has entered into a cost sharing agreement whereby facilities, equipment and office services are provided. The cost sharing agreement commenced May 1, 2005. The agreement is on a month-to-month basis, for a monthly fee of $5,190 plus additional miscellaneous fees unless either party cancels.

   Expenses paid under the arrangements for the year ended December 31, 2012 amounted to $63,694 and are included in rent expense.

4.   **Net Capital Requirements**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000, or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2012, the Company had net capital, as defined, of $30,317, which exceeded its required minimum net capital of $5,000 by $25,317. Aggregate indebtedness at December 31, 2012 totaled $588. The ratio of aggregate indebtedness to net capital was 0.02 to 1.

Should the need arise, the stockholders intend to infuse sufficient working capital to ensure continued compliance with minimum net capital requirements and fund working capital as necessary.

5.   **Pension Plan**

The Company sponsored a defined benefit pension plan which it adopted in 2006. The Plan was terminated on October 15, 2012.

	Before Termination	Effect of Termination	After Termination
Assets and obligations:			
Projected benefit obligation	$ (1,025,444)	$ 1,025,444	$ -0-
Plan assets at fair value	1,033,344	(1,033,344)	-0-
Funded status and recognized asset	$ 7,900	$ (7,900)	$ -0-
Amounts recognized in accumulated other comprehensive income:			
Net gain	$ 71,757	$ (71,757)	$-0-

6. **Off-Balance-Sheet Risk and Concentration of Credit Risk**

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company transacts its business with clients located worldwide.

The Company received revenue from three clients during the year ended December 31, 2012.

7. **Retirement Plans**

The Company has established a profit sharing plan which covers all employees. Employees are immediately vested. No contributions were provided for the year ended December 31, 2012.

The Company sponsored a 401(k) plan covering all its eligible employees. Contributions were determined annually by the stockholders. The plan terminated on January 23, 2013, and there were no contributions made.

8. **Taxes**

The primary temporary difference and its deferred income tax effect as of December 31, 2012 is as follows:

Deferred tax asset:	
Net operating loss carry-forward	$ 47,700
Less: Valuation allowance	(47,700)
Net deferred tax asset	$ -

As of December 31, 2012, the Company has available approximately $123,000 of unused operating loss carry-forwards expiring through 2031.

At December 31, 2012, management of the Company believes that it is more likely than not that the Company will not generate a sufficient level of taxable income within the forseeable future to utilize the deferred tax assets. Accordingly, a valuation allowance has been recorded to cover the entire deferred tax asset balance at December 31, 2012. The valuation allowance has increased from 2012 by $14,600.

9. **Subsequent Events**

The Company has evaluated events occurring between the year ended December 31, 2012 and February 26, 2013, the date the financial statement was available for issuance.

****
The Company's Statement of Financial Condition as of December 31, 2012 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Stockholders
Brittany Capital Group, Inc.

We have audited the accompanying statement of financial condition of Brittany Capital Group, Inc. (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Brittany Capital Group, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

February 26, 2013
New York, NY